EXHIBIT 99.2
                                                                    ------------

                                          CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
====================================================================================================================================
                            (thousands of United States Dollars except for share, per share and ton data)


                                                                  FOR THE THREE MONTHS ENDED           FOR THE NINE MONTHS ENDED
                                                        ---------------------------------------------------------------------------
                                                         SEPTEMBER 30    SEPTEMBER 30      JUNE 30      SEPTEMBER 30    SEPTEMBER 30
                                                              2004           2003            2004           2004            2003
                                                                          (RESTATED)                                     (RESTATED)
====================================================================================================================================
Plate and Coil Tons Produced (thousands)                      826.7           772.6           813.6         2,431.7         2,200.8
====================================================================================================================================
Finished Tons Shipped (thousands)                             844.1           817.3           884.2         2,665.4         2,240.3
====================================================================================================================================

Sales                                                   $   641,863     $   334,974     $   548,275     $ 1,673,046     $   913,053
Cost of sales
Manufacturing and raw material                              403,874         293,615         394,374       1,182,515         800,970
Amortization of capital assets                               19,224          15,007          20,188          57,933          44,818
                                                        ---------------------------------------------------------------------------
                                                            423,098         308,622         414,562       1,240,448         845,788
                                                        ---------------------------------------------------------------------------
Gross income                                                218,765          26,352         133,713         432,598          67,265
Selling, research and administration                         14,942          14,642          15,210          45,898          40,699
                                                        ---------------------------------------------------------------------------
Operating income                                            203,823          11,710         118,503         386,700          26,566
Other expenses (income):
Interest on long-term debt                                    8,692           9,210           8,640          26,680          21,234
Net interest income                                            (693)           (370)           (406)         (1,797)           (744)
Other                                                            --            (677)             --              --            (677)
Foreign exchange gain                                        (5,959)         (1,013)           (396)         (6,189)         (5,712)
                                                        ---------------------------------------------------------------------------
Income Before Income Taxes                                  201,783           4,560         110,665         368,006          12,465
Income Tax Expense                                           55,864           3,192          42,051         119,026           8,722
                                                        ---------------------------------------------------------------------------
Net Income                                                  145,919           1,368          68,614         248,980           3,743
Dividends on Preferred Shares,
  including part VI.I tax                                        --           1,598             786           2,461           4,631
Interest on Subordinated Notes,
  net of income tax                                           1,442           1,443           1,442           4,327           4,329
                                                        ---------------------------------------------------------------------------
Net Income (Loss) Attributable to
  Common Shareholders                                   $   144,477     $    (1,673)    $    66,386     $   242,192     $    (5,217)
====================================================================================================================================
Earnings (Loss) Per Common Share
      - Basic                                           $      2.99     $     (0.04)    $      1.38     $      5.04     $     (0.11)
      - Diluted                                         $      2.76     $     (0.04)    $      1.22     $      4.49     $     (0.11)
Denominator for Basic Earnings
  per Common Share (thousands)                               48,364          47,668          47,965          48,065          47,667
Denominator for Diluted Earnings
  per Common Share (thousands)                               52,801          47,668          56,274          55,413          47,667
====================================================================================================================================



                                      CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (UNAUDITED)
===============================================================================================================================
                                                (thousands of United States Dollars)


                                                       FOR THE THREE MONTHS ENDED                FOR THE NINE MONTHS ENDED
                                             ==================================================================================
                                               SEPTEMBER 30     SEPTEMBER 30       JUNE 30        SEPTEMBER 30     SEPTEMBER 30
                                                   2004             2003            2004             2004              2003
===============================================================================================================================
Retained Earnings at Beginning of
  Period,  as previously reported            $     596,309    $     486,238    $    531,694    $     487,924    $      494,599
Cumulative effect of change in
  accounting policy                                      -           11,464               -           14,250            10,027
                                             ----------------------------------------------------------------------------------
Retained Earnings at Beginning of
  Period, as restated                              596,309          497,702         531,694          502,174           504,626
Net Income                                         145,919            1,368          68,614          248,980             3,743
Dividends on Preferred Shares,
  including part VI.I tax                                -           (1,598)           (786)          (2,461)           (4,631)
Interest on Subordinated Notes,
  net of income tax                                 (1,442)          (1,443)         (1,442)          (4,327)           (4,329)
Dividends on Common Shares                          (1,894)          (1,754)         (1,771)          (5,474)           (5,134)
                                             ----------------------------------------------------------------------------------
Retained Earnings at End of Period           $     738,892    $     494,275    $    596,309    $     738,892    $      494,275
===============================================================================================================================

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
====================================================================================================================================
                                                (thousands of United States Dollars)


                                                                  FOR THE THREE MONTHS ENDED            FOR THE NINE MONTHS ENDED
                                                            ------------------------------------------------------------------------
                                                            SEPTEMBER 30    SEPTEMBER 30     JUNE 30     SEPTEMBER 30   SEPTEMBER 30
                                                                 2004          2003            2004        2004             2003
                                                                            (RESTATED)                                    (RESTATED)
====================================================================================================================================
Cash Derived From (Applied To)
Operating Activities
Working capital provided by operations
Net income                                                    $ 145,919      $   1,368      $  68,614      $ 248,980      $   3,743
Amortization of capital assets                                   19,224         15,007         20,188         57,933         44,818
Amortization of deferred charges                                    312            344            309            953            883
Deferred pension expense                                           (144)            41         (1,771)        (1,087)         1,136
Future income taxes                                              12,760          7,079         32,523         57,209          9,816
                                                              ---------------------------------------------------------------------
                                                                178,071         23,839        119,863        363,988         60,396
                                                              ---------------------------------------------------------------------
Changes in working capital
Accounts receivable, less allowances                            (23,030)       (15,554)       (24,817)       (99,357)       (14,039)
Income taxes recoverable                                         26,235         (1,375)         3,544         33,054         (8,043)
Inventories                                                     (72,399)        11,166        (12,599)       (89,790)         5,439
Other                                                                78            460            220            116            826
Accounts payable and accrued charges                             18,054         12,789         (7,766)        35,483         30,461
                                                              ---------------------------------------------------------------------
                                                                (51,062)         7,486        (41,418)      (120,494)        14,644
                                                              ---------------------------------------------------------------------
                                                                127,009         31,325         78,445        243,494         75,040
====================================================================================================================================
Financing Activities
Common share dividends                                           (1,894)        (1,754)        (1,771)        (5,474)        (5,134)
Common shares issued pursuant to
  share option plan                                               7,821            137          3,469         11,843            137
Preferred share dividends                                            --         (1,479)        (1,498)        (3,053)        (4,327)
Retirement of preferred shares                                       --             --       (108,996)      (108,996)            --
Subordinated notes interest                                      (4,250)        (4,250)            --         (8,500)        (8,500)
Issue of long-term debt                                              --             --             --             --        264,600
Repayment of long-term debt                                          --             --        (34,286)       (34,286)      (225,586)
                                                              ---------------------------------------------------------------------
                                                                  1,677         (7,346)      (143,082)      (148,466)        21,190
====================================================================================================================================
Investing Activities
Expenditures for capital assets                                  (8,716)        (2,556)        (4,559)       (21,892)       (10,193)
Change in mortgage receivable                                      (278)            --          1,717         (4,412)            --
Proceeds on sale of assets held for sale                             --          1,022             --             --          2,054
                                                              ---------------------------------------------------------------------
                                                                 (8,994)        (1,534)        (2,842)       (26,304)        (8,139)
====================================================================================================================================
Effect of exchange rate changes on cash
  and cash equivalents                                           (2,590)           (69)        (2,946)          (308)        (1,944)
====================================================================================================================================
Increase (decrease) in Cash and Cash Equivalents                117,102         22,376        (70,425)        68,416         86,147
Cash and Cash Equivalents at Beginning of Period                 82,881         86,630        153,306        131,567         22,859
                                                              ---------------------------------------------------------------------
Cash and Cash Equivalents at End of Period                    $ 199,983      $ 109,006      $  82,881      $ 199,983      $ 109,006
====================================================================================================================================

                    CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)
==========================================================================================================
                               (thousands of United States Dollars)


                                                            SEPTEMBER 30        SEPTEMBER 30          DECEMBER 31
                                                              2004                  2003                 2003
                                                                                 (RESTATED)           (RESTATED)
================================================================================================================
Current Assets
   Cash and cash equivalents                              $     199,983       $     109,006       $      131,567
   Accounts receivable, less allowances                         279,792             171,587              177,925
   Recoverable income taxes                                          --              15,215               33,054
   Inventories                                                  380,033             266,710              286,159
   Future income taxes                                           42,752              18,391               17,764
   Other                                                          2,812               2,198                2,833
                                                          ------------------------------------------------------
                                                                905,372             583,107              649,302
================================================================================================================
Non-Current Assets
   Capital and other                                          1,105,989           1,134,212            1,132,371
   Future income taxes                                           89,004             150,820              149,430
                                                          ------------------------------------------------------
                                                              1,194,993           1,285,032            1,281,801
================================================================================================================
Total Assets                                              $   2,100,365      $    1,868,139      $     1,931,103
================================================================================================================

Current Liabilities
   Accounts payable and accrued charges                   $     198,643      $      150,450      $       163,895
   Current portion of long-term debt                             14,286              34,286               34,286
                                                          ------------------------------------------------------
                                                                212,929             184,736              198,181
================================================================================================================
Long-Term Liabilities
   Long-term debt                                               389,123             398,130              401,244
   Future income taxes                                          227,404             165,020              182,864
                                                          ------------------------------------------------------
                                                                616,527             563,150              584,108
================================================================================================================
Shareholders' Equity
   Preferred shares                                                  --              98,654               98,695
   Common shares                                                366,600             351,569              354,095
   Subordinated notes                                           102,125             102,125              104,250
   Retained earnings                                            738,892             494,275              502,174
   Cumulative translation adjustment                             63,292              73,630               89,600
                                                          ------------------------------------------------------
                                                              1,270,909           1,120,253            1,148,814
================================================================================================================
Total Liabilities and Shareholders' Equity                $   2,100,365      $    1,868,139      $     1,931,103
================================================================================================================

         NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
================================================================================
                      (thousands of United States Dollars)


1. The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements included in IPSCO Inc.'s (the "Company") Annual Report for the year ended December 31, 2003. This consolidated financial information reflects all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for fair presentation of the consolidated financial statements for the periods shown. The results of operations of any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

     Effective January 1, 2004, the Company adopted the provisions of the Canadian Institute of Chartered Accountants Handbook Section 3063 "Impairment of Long-lived Assets", Section 3110 "Asset Retirement Obligations" and Section 3475 "Disposal of Long-lived Assets and Discontinued Operations". Adoption of these new accounting standards did not have a significant effect on the Company's financial position or results of operations as of September 30, 2004 or for the three or nine months ended September 30, 2004.

2. Effective April 1, 2004, the Company changed its method of accounting for the costs of major overhauls and repairs. Under the new method the cost of major overhauls and repairs which are not capitalized are expensed as incurred. Previously the non-capital estimated cost of such overhauls and repairs was accrued on a straight-line basis between the major overhauls and repairs with actual costs charged to the accrual as incurred. The Company believes the new method more appropriately recognizes such costs in the period incurred.

     The accounting change has been applied retroactively with restatement of prior periods. The impact of the change on financial position as of September 30 and December 31, 2003 is as follows:

                                                                                      SEPTEMBER 30       DECEMBER 31
                                                                                          2003               2003
                                                                                        Increase          (decrease)
                                                                                      -------------------------------
             Recoverable income taxes                                                  $  (4,703)      $    (3,699)
             Future income taxes - current asset                                          (4,740)           (5,212)
             Accounts payable and accrued charges                                        (22,440)          (25,056)
             Future income taxes - long-term liability                                       673             1,221
             Retained earnings                                                            11,813            14,250
             Cumulative translation adjustment                                               511               674

     The impact on net income and earnings per share in previously reported periods is as follows:
                                                                                      FOR THE THREE      FOR THE NINE
                                                                                       MONTHS ENDED      MONTHS ENDED
                                                                                     ================================
                                                                                       SEPTEMBER 30      SEPTEMBER 30
                                                                                           2003              2003
             ========================================================================================================
             Net loss attributable to common shareholders, as previously reported    $     (2,022)     $    (7,003)
             Adjustment                                                                       349            1,786
                                                                                     --------------------------------
             Net loss attributable to common shareholders, as restated               $     (1,673)     $    (5,217)
                                                                                     --------------------------------

             Loss Per Common Share - Basic, as previously reported                   $      (0.04)     $     (0.15)
             Adjustment                                                                        --             0.04
                                                                                     --------------------------------
             Loss Per Common Share - Basic, as restated                              $      (0.04)     $     (0.11)
                                                                                     --------------------------------

             Loss Per Common Share - Diluted, as previously reported                 $      (0.04)     $     (0.15)
             Adjustment                                                                        --             0.04
                                                                                     --------------------------------
             Loss Per Common Share - Diluted, as restated                            $      (0.04)     $     (0.11)
                                                                                     ==============================--

3. Effective January 1, 2004, the Company changed the estimated useful life of certain major machinery and equipment from 25 to 20 years. This change has been applied prospectively and the impact for the three months and nine months ended September 30, 2004 was to increase amortization expense by approximately $3.8 million and $11.3 million ($.06 and $.16 per basic share or $.06 and $.14 per diluted share), respectively.

4. During the quarter ended September 30, 2004, the Company reduced its estimated annual effective income tax rate to 32.3% from the 38% utilized in the first half of 2004. The rate change is principally the result of reduction of the valuation allowance that had been provided on United States net operating losses in prior periods. Due to the Company's strong earnings performance in 2004, the United States net operating loss carryforwards are being realized and the valuation allowance is being reduced. The change in the effective rate reduced income tax expense by approximately $20.8 million and increased per share earnings ($.43 per basic share and $.39 per diluted share) for the three months ended September 30, 2004, including $9.4 million ($.20 per basic share and $.17 per diluted share) representing the catch-up effect for the first six months of 2004. On a per share basis, the change in effective rate increased earnings by $.43 per basic share and $.37 per diluted share for the nine months ended September 30, 2004.

     During the quarter ended June 30, 2003, the Company increased its annual estimated effective income tax rate to 70% due to a decision not to recognize tax benefits on projected 2003 operating losses in the United States until they were realized at a future date.

5.   Pension cost attributable to the Company's pension plans is as follows:

                                                         FOR THE THREE MONTHS ENDED                FOR THE NINE MONTHS ENDED
                                              ===================================================================================
                                                  SEPTEMBER 30     SEPTEMBER 30     JUNE 30         SEPTEMBER 30   SEPTEMBER 30
                                                    2004             2003            2004             2004             2003
             ====================================================================================================================
             Defined benefit plans            $        2,386   $        2,088   $       2,183   $        7,015   $         6,215
             Defined contribution plans                  913              846             910            2,707             2,395
                                              -----------------------------------------------------------------------------------
                                              $        3,299   $        2,934   $       3,093   $        9,722   $         8,610
             ====================================================================================================================

6. Under the terms of the Company's agreement for sale and leaseback of certain of the Montpelier Steelworks production equipment, the Company has guaranteed the residual value of the equipment at the end of the 15 year lease term in 2015 to be $37.5 million.

7. The Company has restricted shares and performance units which vest at the end of one to three years based on continued employment or continued employment and achievement of certain Company performance objectives. Restricted shares are entitled to dividends declared on common shares during the vesting period and, upon vesting, performance units are entitled to an amount equal to dividends declared during the vesting period. The fair value of the grants is being amortized to compensation expense over the vesting period. Compensation expense of $366, $127 and $121 has been recorded in the three month periods ended September 30 and June 30, 2004, and September 30, 2003. Compensation expense of $659 and $121 has been recorded in the nine month periods ended September 30, 2004 and 2003, respectively.

     The following table summarizes information on share capital and related matters at September 30, 2004:

                                                                      Outstanding        Vested
                                                                    ------------------------------
             Common shares                                             48,833,963
             Common shares - year-to-date weighted average             48,064,968
             Common share stock options                                 2,124,282       2,112,614
             Restricted shares                                            181,504              --
             Performance units                                            133,135              --

     The Company issued 530,035, 224,684 and 3,000 common shares in the quarters ended September 30, 2004, June 30, 2004 and September 30, 2003, respectively, as a result of option exercises. In addition, the Company issued 84,847, 15,740 and 86,917 shares of restricted stock in the same respective quarters.

     During the quarter ended June 30, 2004, the Company redeemed all outstanding preferred shares at their face value.

8. The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

     Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

                                                           FOR THE THREE MONTHS ENDED                  FOR THE NINE MONTHS ENDED
                                                ===================================================================================
                                                    SEPTEMBER 30    SEPTEMBER 30      JUNE 30         SEPTEMBER 30    SEPTEMBER 30
                                                      2004              2003            2004             2004             2003
             ======================================================================================================================
             Sales
             Canada                             $      199,105   $      127,412   $     128,519   $      536,059   $       345,993
             United States                             442,758          207,562         419,756        1,136,987           567,060
                                                -----------------------------------------------------------------------------------
                                                $      641,863   $      334,974   $     548,275   $    1,673,046   $       913,053
             ======================================================================================================================

                                                                                     SEPTEMBER 30     SEPTEMBER 30    DECEMBER 31
                                                                                        2004             2003             2003
             ======================================================================================================================
             Capital Assets
             Canada                                                               $     206,547   $      200,244   $       200,854
             United States                                                              871,586          917,890           908,564
                                                                                  -------------------------------------------------
                                                                                  $   1,078,133   $    1,118,134   $     1,109,418
             ======================================================================================================================

                                                           FOR THE THREE MONTHS ENDED                FOR THE NINE MONTHS ENDED
                                                ===================================================================================
                                                    SEPTEMBER 30     SEPTEMBER 30     JUNE 30         SEPTEMBER 30    SEPTEMBER 30
                                                      2004             2003             2004             2004             2003
             ======================================================================================================================
             Sales information by product
             group is as follows:
             Steel mill products                $      411,331   $      186,195   $     349,604   $    1,030,047   $       527,663
             Tubular products                          230,532          148,779         198,671          642,999           385,390
                                                -----------------------------------------------------------------------------------
                                                $      641,863   $      334,974   $     548,275   $    1,673,046   $       913,053
             ======================================================================================================================

9. The Company's pro forma disclosure of net income and earnings per share using the Black-Scholes option pricing model for determining the compensation expense related to employee stock options follows. For purposes of the pro forma disclosures the estimated fair value of the options is amortized over the options' vesting period. The following pro forma information is based on restated results, as described in note 2.

                                                           FOR THE THREE MONTHS ENDED                 FOR THE NINE MONTHS ENDED
                                                ===================================================================================
                                                    SEPTEMBER 30     SEPTEMBER 30     JUNE 30         SEPTEMBER 30   SEPTEMBER 30
                                                      2004             2003            2004             2004             2003
             ======================================================================================================================
             Pro forma net income                $     145,916    $       1,348    $     68,612    $     248,971    $        3,558

             Pro forma net income (loss)
             attributable to common
             shareholders                        $     144,474    $      (1,693)   $     66,384    $     242,183    $       (5,402)

             Pro forma earnings (loss)
             per common share:
             Basic                               $        2.99    $       (0.04)   $       1.38    $        5.04    $        (0.11)
             Diluted                             $        2.76    $       (0.04)   $       1.22    $        4.49    $        (0.11)
             ======================================================================================================================

10. Certain prior period amounts have been reclassified to conform with the current presentation.

                                              TONS SHIPPED (UNAUDITED)
=======================================================================================================================
                                                    (thousands)


                                               FOR THE THREE MONTHS ENDED                  FOR THE NINE MONTHS ENDED
                                      =================================================================================
                                          SEPTEMBER 30     SEPTEMBER 30      JUNE 30       SEPTEMBER 30    SEPTEMBER 30
                                              2004             2003            2004            2004             2003
=======================================================================================================================
Discrete Plate and Coil                      453.0            411.2           458.8          1,359.8           1,124.3
Cut Plate                                    133.7            143.6           158.8            448.7             428.1
                                      ---------------------------------------------------------------------------------
Total Steel Mill Products                    586.7            554.8           617.6          1,808.5           1,552.4
=======================================================================================================================
Energy Tubulars                              148.5            169.0           117.7            479.6             417.7
Large Diameter Tubulars                       46.9             29.5            71.9            156.9              87.2
Non-Energy Tubulars                           62.0             64.0            77.0            220.4             183.0
                                      ---------------------------------------------------------------------------------
Total Tubular Products                       257.4            262.5           266.6            856.9             687.9
=======================================================================================================================
Total Shipments                              844.1            817.3           884.2          2,665.4           2,240.3
=======================================================================================================================



                     NON-GAAP FINANCIAL MEASURES (UNAUDITED)
================================================================================
          (thousands of United States Dollars except for per ton data)

EBITDA is defined as earnings before interest expense, income taxes and amortization. EBITDA does not represent, and should not be considered as af alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP. Moreover, EBITDA does not necessarily indicate whether cash flow activities will be sufficient for items such as working capital or debt service or to react to industry changes or changes in the economy in general. We believe that EBITDA and ratios based on EBITDA are measures commonly used to evaluate a company's performance and its performance relative to its financial obligations. Because our method for calculating EBITDA may differ from other companies' methods, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA data to similarly titled measures reported by other companies.

Operating income per ton is defined as operating income divided by finished tons shipped. We believe that operating income per ton is a commonly used measure of performance, however, our method of calculation may differ from other companies' methods.

                                                            FOR THE THREE MONTHS ENDED                 FOR THE NINE MONTHS ENDED
                                                 =================================================================================
                                                    SEPTEMBER 30     SEPTEMBER 30       JUNE 30       SEPTEMBER 30    SEPTEMBER 30
                                                        2004             2003             2004           2004             2003
==================================================================================================================================
The following is a reconciliation of
cash derived from (applied to) operating
activities to EBITDA (Canadian and U.S. GAAP):

     Cash derived from (applied to)
     operating activities                         $  127,009       $   31,326       $     78,445       $  243,494       $  75,040
     Changes in working capital                       51,062           (7,487)            41,418          120,494         (14,644)
     Current income tax expense (benefit)             43,104           (3,887)             9,528           61,817          (1,094)
     Interest expense, net                             7,999            8,840              8,234           24,883          20,490
     Other                                              (168)            (385)             1,462              134          (2,019)
                                                 ---------------------------------------------------------------------------------
     EBITDA (Canadian GAAP)                          229,006           28,407            139,087          450,822          77,773
     US GAAP adjustments relating to:
     Sale and leaseback                                3,471            3,471              3,471           10,413          10,413
     Natural gas hedge                                  (259)            (366)               112             (474)           (634)
                                                 ---------------------------------------------------------------------------------
     EBITDA (US GAAP)                             $  232,218       $   31,512       $    142,670       $  460,761       $  87,552
                                                 =================================================================================

Operating Income Per Ton                          $      241       $       14       $        134       $      145       $      12
Annualized Return on Common
Shareholders' Equity                                      53%              -1%                27%              31%             -1%
==================================================================================================================================